SembCorp Industries

02 AUG -1 AM 9:50

Rule 12g3-2(b) File No. 825109

17 July 2002

02042978

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
AUG 0 8 2002
THOMSON
FINANCIAL

Linda Hoon (Ms)
Group Company Secretary

Enclosure

9 Bishan Place #08-00 Junction 8 Singapore 579837
Tel: (65) 356 3119 Fax: (65) 352 2583 Website: http://www.sembcorp.com.sg

MASNET No. 24 OF 17.07.2002
Announcement No. 24

SEMBCORP INDUSTRIES LTD

SembCorp Industries Carries Out Capital Reduction In Singapore Precision Industries Pte Ltd

SembCorp Industries wishes to announce that Singapore Precision Industries Pte Ltd ("SPI"), a wholly owned subsidiary of Singapore Technologies Industrial Corporation Limited ("STIC"), has obtained leave from the High Court of Singapore to reduce its issued and fully paid-up capital from $28,000,000 divided into 28,000,000 ordinary shares of $1 each to $15,000,000 divided into 15,000,000 ordinary shares of $1 each. This has been carried out by canceling 13,000,000 of the issued and fully paid-up ordinary shares of $1 each in SPI and returning the sum of $13,000,000 to STIC.

Rationale:

The reduction will align SPI's capital structure to its existing business requirements. SPI has focused on its core minting activities and divested its non-core businesses. As such, it has managed to maintain a healthy cash reserve of about $40,000,000. Given that the current cash flow exceeds SPI's working capital requirements, SPI has returned $13,000,000 to STIC.

Financial Effects:

This capital reduction has no impact on the earnings and net tangible assets of SembCorp Industries.

BY ORDER OF THE BOARD
Linda Hoon Siew Kin
Group Company Secretary

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 17/07/2002 to the SGX